









# Matt Enlow

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Director | Writer | Producer

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**Nominated for 1 Primetime Emmy.** Another 2 wins & 2 nominations. See more awards »

## Known For

Squaresville

Squaresville
Director
(2012-2013)

TOWNIES

Townies
Director
(2018)

SHITTY
BOYFRIENDS

Shitty Boyfriends
Director
(2015)

WE ARE
CVNTS

We Are CVNTS
Director
(2018)

The Marvelous Mrs. Maisel
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## Filmography

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Jump to: Director | Writer | Producer | Second Unit Director or Assistant Director | Production designer | Miscellaneous Crew | Thanks

### Director (20 credits) Hide

**A Gray One** (Short) 2019

**Undivided ATTN:** (TV Series) (10 episodes) 2018
- Flu season is here (2018)
- Why do we vote on Tuesdays? (2018)
- Why do we still have daylight savings time? (2018)
- The surprising health benefits of Halloween (2018)
- Why are the upcoming elections so gay? (2018)

Show all 10 episodes

**We Are CVNTS** (TV Series) (8 episodes) 2018
- Episode #1.8 (2018)
- CVNTS 2.0 (2018)
- What Happens in Vegas (2018)
- First Pill (2018)
- Five Minute Seduction (2018)

Show all 8 episodes

**Townies** (TV Series) (6 episodes) 2018
- The Hangman Competition: Part Two (2018)
- The Hangman Competition: Part One (2018)
- The F Word (2018)
- The Killer Instinct (2018)
- The Derby Footed Side-Winder Noose Throw (2018)

Show all 6 episodes

**Ghost Hunt** (TV Series) (2018) 2017/II

**FANtasies** (TV Series) (2 episodes) 2017
- Ready to Kill (2017)
- Channel Surfer (2017)

**@TheRealAssistant** (Video short) 2017

**CollegeHumor Originals** (TV Series) (37 episodes) 2014-2017
- Awkward at Parties Horror Movie (2017)
- If Barack Obama Were Donald Trump (2016)
- Ivanka, We're Here for You (2016)
- Make Waiting for Your Uber Sexy (2016)
- The Insane Fashion of Political Conventions (2016)

Show all 37 episodes

**The New Yorker: Shorts & Murmurs** (TV Series) (1 episode) 2016
- What I Imagine My Boyfriend's Ex-Girlfriends Are Doing Right Now (2016)

**Why You Won't Actually Move to Canada: Even If Trump Wins** (Video short) 2016

**Shitty Boyfriends** (TV Series) (8 episodes) 2015
- Return of the King (2015)
- Judgment Day (2015)
- A New Hope (2015)
- Friends First (2015)
- Know Your Limitations (2015)

Show all 8 episodes

**Kitten Kollege** (TV Series short) 2015

**Rent Control** (TV Series) (2 episodes) 2015
- Matthew (2015)
- Garage (2015)

**Hardly Working** (TV Series short) (1 episode) 2015
- Why Wrestling Fans Hate Wrestling (2015)

**The Alibi** (Short) 2015/I

**CBS Sports Spectacular: Foul Ball** (TV Movie) 2014

**Squaresville** (TV Series) (32 episodes) 2012-2013
- Baybs in Toyland (2013) ... (as Matthew Enlow)
- Hearts and Farts (2013) ... (as Matthew Enlow)
- Esther Goes Metal (2013) ... (as Matthew Enlow)
- Beautiful Manga Aisle Forever (2013) ... (as Matthew Enlow)
- Sarah Wars (2013) ... (as Matthew Enlow)

Show all 32 episodes

**The Wonderly Way** (TV Series) (25 episodes) 2013
- Back to School (2013) ... (as Matthew Enlow)
- How to Crack a Whip! (2013) ... (as Matthew Enlow)
- Edge of Normal (2013) ... (as Matthew Enlow)
- Homemade Popsicles (2013) ... (as Matthew Enlow)
- DIY Galaxy Shirts (2013) ... (as Matthew Enlow)

Show all 25 episodes

**Mountain Man** (TV Series) (3 episodes) 2009
- Technology (2009) ... (as Matthew Enlow)
- Possum Problems (2009) ... (as Matthew Enlow)
- Food! (2009) ... (as Matthew Enlow)

**Rilo Kiley: It's a Hit** (Short) 2005

### Writer (5 credits) Show

### Producer (14 credits) Show

### Second Unit Director or Assistant Director (2 credits) Show

### Production designer (3 credits) Show

### Miscellaneous Crew (2 credits) Show

### Thanks (6 credits) Show

## Personal Details

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**Publicity Listings:** 4 Articles | See more »

**Alternate Names:** Matthew Enlow